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                                                   OMB Number:  3235-0145
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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13G/A

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                              Mattson Technology, Inc.
-------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
-------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                      57723100
                       -------------------------------------
                                   (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 5 pages

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CUSIP NO. 57723100                  13G                     PAGE 2 OF 5 PAGES


------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Brad Mattson

------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A                                                               (a) / /
                                                                       (b) / /

------------------------------------------------------------------------------
 3  SEC USE ONLY


------------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------
  NUMBER OF          5  SOLE VOTING POWER
   SHARES
 BENEFICIALLY           3,395,850
  OWNED BY          ----------------------------------------------------------
   BY EACH           6  SHARED VOTING POWER
  REPORTING
   PERSON                0
    WITH             ----------------------------------------------------------
                      7  SOLE DISPOSITIVE POWER

                         3,395,850
                     ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                         0
------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

   3,395,850

------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

    / /  N/A

------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     23.4%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON *

     IN
------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT!


                             Page 2 of 5 pages


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CUSIP NO. 57723100                  13G                     PAGE 3 OF 5 PAGES


ITEM 1.
         (a)  Name of Issuer:  Mattson Technology, Inc.

         (b)  Address of Issuer's Principal Executive Offices:
              3550 West Warren Avenue
              Fremont, CA  94538

ITEM 2.

         (a)  Name of Person Filing:  Brad Mattson

         (b)  Address of Principal Business Office or, if none, Residence:
              Mattson Technology, Inc.
              3550 West Warren Avenue
              Fremont, CA  94538

         (c) Citizenship: The filing person is a citizen of the United States of America.

         (d)  Title of Class of Securities:  Common Stock

         (e)  CUSIP Number:  57723100

ITEM 3.  STATUS OF PERSON FILING:

         Not Applicable

ITEM 4.  OWNERSHIP

         (a)  Amount Beneficially Owned:

              Amount owned "beneficially" within the meaning of rule 13d-3:
              3,395,850 shares; includes 329,162 shares subject to options exercisable within 60 days of December 31, 1997.

         (b)  Percent of Class:

              23.4%, based on 14,188,906 shares outstanding on December 31, 1997.

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:  3,395,850

               (ii)  shared power to vote or to direct the vote:  0

               (iii) sole power to dispose or to direct the disposition of:
                     3,395,850

                (iv) shared power to dispose or to direct the disposition of:  0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.




                                 Page 3 of 5 pages

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CUSIP NO. 57723100                  13G                     PAGE 4 OF 5 PAGES




ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         Not applicable.




                                 Page 4 of 5 pages

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CUSIP NO. 57723100                  13G                     PAGE 5 OF 5 PAGES


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1998

                                      /s/ Brad  Mattson
                                      --------------------------------
                                      Brad Mattson




                             Page 5 of 5 pages